Exhibit 99.8

THE THIRD SUPPLEMENTAL AGREEMENT

TO

THE TRADEMARK LICENSE AGREEMENT

This Supplemental Agreement is entered into by and among the following three parties:

Licensor:                                              Phoenix Satellite Television Trademark Limited

Licensee:                                             Beijing Tianying Jiuzhou Network Technology Co., Ltd.

Yifeng Lianhe (Beijing) Technology Co., Ltd.

WHEREAS:

1.                   The Licensor and the Licensee entered into the Trademark License Agreement dated November 24, 2009 (the “Original Agreement”);

2.                   The Licensor and the Licensee entered into the Confirmation Letter of the Trademark License Agreement, dated April 12, 2011, to extend the term of the Original Agreement to March 27, 2016 (the “Confirmation Letter”).

3.                   The Licensor and the Licensee entered into the Second Supplemental Agreement to the Trademark License Agreement, dated March 24, 2016, to extend the term of the Original Agreement to May 27, 2016 (the “Second Supplemental Agreement”).

NOW THEREFORE, in the principle of equality and mutual benefit, the parties agree as follows, through friendly negotiation:

1.                                      Agreement Term

The Licensor and the Licensee agree to extend the term of the Original Agreement, the Confirmation Letter and the Second Supplemental Agreement until the earlier of (i) two months after the effective date of Phoenix TV Group’s trademark licensing policy and (ii) such time as the Licensor and the Licensee enter into a new trademark license agreement in accordance with Phoenix TV Group’s trademark licensing policy.

2.                                      The Licensee agrees to prepare any required documents and agreements in accordance with Phoenix TV Group’s trademark licensing policy. Provided that if the Licensor and the Licensee cannot enter into a new trademark license agreement within two months after the effective date of Phoenix TV Group’s trademark licensing policy, the term of the Original Agreement will not be extended.

3.                                      Any matters not provided for in this Supplemental Agreement shall be governed by the Original Agreement and the Confirmation Letter.

4.                                      This Supplemental Agreement is an integral part of the Original Agreement, the Confirmation Letter and the Second Supplemental Agreement, and shall have equal legal effect.

5.                                      This Supplemental Agreement shall be made in triplicate, and shall become effective once signed by and affixed with the corporate seal of each party.

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[Signature Page]

Licensor: Phoenix Satellite Television Trademark Limited (Seal)

Authorized Representative: Keung Chui (Signature)

Date: May 27, 2016

Licensee:

Beijing Tianying Jiuzhou Network Technology Co., Ltd. (Seal)

Authorized Representative: Shuang Liu (Signature)

Date: May 27, 2016

Yifeng Lianhe (Beijing) Technology Co., Ltd. (Seal)

Authorized Representative: Shuang Liu (Signature)

Date: May 27, 2016